FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $20,387,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*


NEW ACQUISITION
New home construction in Myrtle Beach, SC
We've invested in the acquisition and development of an approximately 302 acre property in Myrtle Beach, SC, as the future site of 251 single-family homes.
Subject Property



  

 APPROX. 302 ACRES, AS THE FUTURE SITE OF 251 HOMES

 APPROX. $20.4 MILLION INVESTMENT

 15 MINUTES FROM DOWNTOWN MYRTLE BEACH AND 10 MINUTES FROM THE BEACH

 A FIXED RATE OF RETURN OF ROUGHLY 8.5% ANNUALLY, PAID TO US BY THE HOMEBUILDER THAT IS PERFORMING THE LAND DEVELOPMENT

MYRTLE BEACH

501

PROPERTY

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As the property owner, we have engaged a home builder to perform the land development, which essentially means taking raw land and performing all the improvements needed before vertical construction can begin.

We have an agreement with the builder whereby they are entitled to buy the finished lots from us at a set price. To maintain these rights, they have agreed to pay a fixed monthly payment, which functions similarly to an interest payment.

 FIXED MONTHLY



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Our Fixed Income strategy seeks to generate above-market yields by providing creative and comprehensive financing solutions underpinned by high-quality real estate. We seek to lend with a margin of safety to product types with high durability of demand (e.g., housing) and real constraints on new supply, thereby supporting property values.



→ **Risk-return profile:**
Low to moderate

→ **Expected timing / delay of returns:**
Typically immediately after acquisition

→ **Expected source of returns:**
Interest income

Note that this section is intended to provide a general overview of the Fixed Income strategy for educational purposes only, and is not meant to be representative of the specific details of any individual investment. All investments involve risk and there are no guarantees of any returns.

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At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis.

As we referenced in our Mid-Year Letter, we think this kind of housing is a significant reason why the overall Fundrise portfolio is an attractive asset in the current environment, with inflation at historical highs and a recession taking hold.

Read the Mid-Year Letter



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Learn more about this property

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About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

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